FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

Freegold Ventures Limited

1750 - 700 West Georgia Street

Vancouver, British Columbia, Canada, V7Y 1B6

Item 2: Date of Material Change:

November 21, 2007

Item 3: News Release:

A news release dated and issued on November 21, 2007 was disseminated through Canada News Wire

Item 4: Summary of Material Change:

Freegold Golden Summit Drilling Widens Gold Zone to the West

Item 5: Full Description of Material Change:

November 21, 2007 (Vancouver, BC) – Freegold Ventures Limited (TSX: ITF, OTCBB: FGOVF, Frankfurt: FR4) is pleased to announce results from drill Fence 19 which is the final fence of RAB drill holes to be reported in the 40,093 foot Phase 1 Drill Program at the Company’s Golden Summit project outside Fairbanks, Alaska.  Drilling has been systematically testing the known 5,000 foot strike length of gold mineralization in the Cleary Hill Mine area.

Similarly to previously released holes, these 45 holes (holes 630 to 674) are continuing to encounter numerous mineralized structures and shears in the hanging wall of the Cleary Hill structural zone in shallow, close spaced drilling.  Located between 1,000 to 1,500 feet west of Fence 5, Fence 19 follows an old road up the nose of the ridge on the west side of Bedrock Creek. The holes were spaced 10 to 40 feet apart and drilled to an average depth of 72 feet.  While the holes in areas exhibiting limited surface mineralization were drilled with wider spacing, the drill holes were always spaced to ensure at least one intercept on a 60 to 65 degree dipping vein.  Holes 630 to 651, located towards the bottom of the ridge, intersected structures and veins that were too widely spaced to be considered part of a vein swarm.  As the drilling progressed up the ridge, it began to intersect the wider Cleary Hill vein swarm traced extensively on the eastern side of Bedrock Creek, with one 435 foot length of holes (actual length 370 feet after removing a bend in the road) averaging 0.53 g/t (0.016 opt).

Significant assay intervals from the Fence 19 drilling includes:

Hole Number	From (foot)	To (foot)	Thickness (feet)	Gold Grade (g/tonne)	Gold Grade (oz/ton)
652	42	78	36	2.36	0.069
Including	54	60	6	11.90	0.347
Including	57	60	3	19.73	0.575
654	27	57	30	1.92	0.056
659	42	78	36	2.57	0.075
Including	42	45	3	20.20	0.589
660	66	72	9	5.37	0.157
Including	66	69	3	12.93	0.377
666	12	24	12	2.01	0.059
668	0	24	24	1.37	0.040
669	9	21	12	6.46	0.188
including	9	12	3	17.88	0.521
671	33	75	42	1.27	0.037
672	39	60	21	2.11	0.062

These results, in conjunction with the other RAB drill fences in the Tolovana area also on the western side of Bedrock Creek, confirm that mineralization in Fence 19, and the previously identified vein swarms south of the old Cleary Hill mine workings, is a westward extension of the same structures and mineralization that host the vein swarms seen in RAB drill fences 1, 3, 4 and 5 where drilling has shown the vein swarm to be up to 1,000 feet wide.  In order to further confirm that the mineralization found in Fence 19 and previously reported from the Tolovana vein in Fences 6 to 8 and 15 to 18, is hosted within an extension of the wider mineralization seen to the east, Freegold is planning to resume RAB drilling in January 2008 on the northern extensions of Fences 6 and 17 and in a new 1,800 foot long fence drilled slightly west of Bedrock Creek.  This proposed fence will reduce the current RAB fence spacing to less than 750 feet between fences.

In addition to ongoing RAB drilling to explore for width and strike extensions of the mineralization in this area, compilation of the data from RAB drilling completed to date, in conjunction with bulk sample data, will be used to plan a deeper core drilling program to start later in 2008 as the first phase of resource definition for the Golden Summit Project.

Freegold also announces that the seasonal on-site processing of bulk sampled material was suspended for the winter on October 28th.   Final results from the bulk samples crushed and processed during the initial weeks of processing are still pending in order to complete an accounting of gold grades for the bulk samples processed.  That information is expected to be available within a few weeks.

In addition, bulk sample extraction was also suspended on October 25th for the winter season.  Approximately 9,000 tons of new bulk sample material has already been collected and stockpiled from the Beistline area.  Another 3,100 tons of bulk sample material has also recently been stockpiled from five small pits opened up along a 1,000 foot width that includes the 600 foot area tested in RAB Fence 1.  This stockpiled material will be processed when the plant resumes operations in the spring.

Mapping and grade control sampling of the structures and veins in the excavation in the Fence 1 area discovered additional steeply dipping veins and mineralized structures that were missed by the 20 foot spaced drill holes.  This additional mineralization is expected to enhance the bulk sample potential that was previously reported in the Fence 1 drilling (reported March 29, 2007).  While these samples were collected for grade control purposes and were not of a systematic nature, numerous assays were returned with grades exceeding 17 g/t (0.50 oz/ton) with several of the higher grade samples of vein material identified between the drill holes returning assayed grades of  20.2 g/t (0.6 oz/ton), 44.7 g/t (1.3 oz/ton), 366.9 g/t (10.7 oz/ton), and 427.3 g/t (12.5 oz/ton).

True widths of the veins reported in this release are variable, as the orientation of the various mineralized structures encountered throughout the drilling is variable.  Drilling is currently being conducted with an Ingersol-Rand conventional percussion drill. Cuttings are returned up the drill hole with the use of an OEM vacuum drill cuttings collector, and are dropped from a cyclone directly into a sample bag. Samples are collected every three feet, with the drill bit being pulled off the bottom and the hole cleaned at the completion of each sample interval. Freegold maintains a geologist and sampler at the drill rig for all drilling to take and log all samples to insure that quality assurance and control procedures are in accordance with 43-101 requirements. One duplicate assay is being conducted in every drill hole and either a blank or a standard is inserted in the sample stream every 10 samples. Alaska Assay Laboratories in Fairbanks, Alaska is being used to analyze the drill cuttings for gold via fire assay analysis plus multi element ICP-AES and ICP-MS analysis using 4 acid digestion.

The Qualified Person for this release is Michael P. Gross, M.S., P. Geo., VP Exploration, Freegold Ventures Limited.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870      Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 21st day of November 2007.